Exhibit 4.2

FIFTH SUPPLEMENTAL INDENTURE

Dated as of June 14, 2019

to

INDENTURE

Dated as of March 14, 2014

Between

W. P. Carey Inc., as Issuer

and

U.S. Bank National Association, as Trustee

i

FIFTH SUPPLEMENTAL INDENTURE

This Fifth Supplemental Indenture, dated as of June 14, 2019 (this “Fifth Supplemental Indenture”), between W. P. Carey Inc., a Maryland corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), supplements that certain Indenture, dated as of March 14, 2014, by and between the Company and the Trustee (the “Original Indenture” and, together with this Fifth Supplemental Indenture, the “Indenture”).

RECITALS

The Company has duly authorized the execution and delivery of the Indenture to provide for the issuance from time to time of its unsecured and unsubordinated debentures, notes or other evidences of indebtedness (the “Securities”), unlimited as to principal amount, to bear such fixed or floating rates of interest, to mature at such time or times, to be issued in one or more series and to have such other provisions as provided for in the Indenture;

The Indenture provides that the Securities shall be in the form as may be established by or pursuant to a Board Resolution and set forth in an Officer’s Certificate or as may be established in one or more supplemental indentures thereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture;

The parties are entering into this Fifth Supplemental Indenture to establish the terms of the Securities created on or after the date of this Fifth Supplemental Indenture; and

The Company has determined to issue and deliver, and the Trustee shall authenticate, a series of Securities designated as the Company’s “3.850% Senior Notes due 2029” (hereinafter called the “Notes”), pursuant to the terms of this Fifth Supplemental Indenture and substantially in the form as herein set forth, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture and this Fifth Supplemental Indenture.

NOW, THEREFORE, THIS FIFTH SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises stated herein, the parties hereto hereby enter into this Fifth Supplemental Indenture, for the equal and proportionate benefit of all Holders of the Notes and, to the extent expressly set forth herein, Future Securities, as follows:

ARTICLE ONE

DEFINITIONS

Section 101  Certain Terms Defined in the Indenture.

For purposes of this Fifth Supplemental Indenture, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Indenture, as amended and supplemented hereby.

Section 102  Definitions.

For all purposes of this Fifth Supplemental Indenture:

“Acquired Debt” means Debt of a Person:

(1)                                 existing at the time such Person is merged or consolidated with or into the Company or any of its Subsidiaries or becomes a Subsidiary of the Company; or

(2)                                 assumed by the Company or any of its Subsidiaries in connection with the acquisition of assets from such Person.

Acquired Debt shall be deemed to be incurred on the date the acquired Person is merged or consolidated with or into the Company or any of its Subsidiaries or becomes a Subsidiary of the Company or the date of the related acquisition, as the case may be.

“Annual Debt Service Charge” means, for any period, the interest expense of the Company and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP).

“Capitalization Rate” means 7.50%.

“Code” means the Internal Revenue Code of 1986, as amended.

“Comparable Treasury Issue” means, with respect to any Redemption Date for the Notes, the United States Treasury security selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Comparable Treasury Price” means, with respect to any Redemption Date for the Notes, (1) the average of three Reference Treasury Dealer Quotations for such Redemption Date (or date of deposit with the Trustee in the case of a satisfaction and discharge), after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (2) if the Company obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Consolidated EBITDA” means the Net Income (Loss) of the Company and its Subsidiaries on a pro forma basis for the applicable period, plus (a) the sum of the following amounts of the Company and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP) to the extent included in the determination of such Net Income (Loss): (i) depreciation expense, (ii) amortization expense and other non-cash charges, (iii) interest expense, (iv) income tax expense, (v) extraordinary losses and other non-recurring charges (and other losses on asset sales not otherwise included in extraordinary losses and other non-recurring charges), (vi) noncontrolling interests, and (vii) adjustments as a result of the straight lining of rents, less (b) extraordinary gains (including, without limitation, gains on asset sales and gains resulting from the early extinguishment of indebtedness, in each case not otherwise included in extraordinary gains) of the Company and its Subsidiaries on a pro forma basis for such period (determined on a consolidated basis in accordance with GAAP) to the extent included in the determination of such Net Income (Loss).

“Debt” means, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of:

(1)                                 borrowed money or evidenced by bonds, notes, debentures, loan agreements or similar instruments;

(2)                                 indebtedness secured by any Lien on any property or asset owned by the Company or any Subsidiary, but only to the extent of the lesser of the amount of indebtedness so secured and the fair market value (determined in good faith by the board of directors of the Company or a duly authorized committee thereof) of the property subject to such Lien;

(3)                                 reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

(4)                                 any lease of property by the Company or any Subsidiary as lessee which is required to be reflected on the consolidated balance sheet of the Company as a capitalized lease in accordance with GAAP, and also includes, to the extent not otherwise included, any non-contingent obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of the types referred to above of another Person other than the Company or any Subsidiary (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever such Person shall create, assume, guarantee or otherwise become liable in respect thereof).

“Funded Debt” means any indebtedness for borrowed money that is (i) in the form of, or represented by, bonds, notes, debentures or other debt securities and has an aggregate principal amount outstanding of at least $50 million or (ii) incurred pursuant to a credit agreement or other agreement providing for revolving credit loans, term loans or other debt and has an aggregate principal amount outstanding or committed of at least $50 million; excluding, in each instance, indebtedness of the Operating Partnership (as defined below) owed to the Company.

“Future Securities” has the meaning set forth in Section 2.01 of this Fifth Supplemental Indenture.

“GAAP” means generally accepted accounting principles in the United States of America as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States of America, that are applicable to the circumstances as of the date of determination, consistently applied.

“Global Notes” has the meaning set forth in Section 501(1) of this Fifth Supplemental Indenture.

“Independent Investment Banker” means one of Wells Fargo Securities, LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC and their respective successors, appointed by the Company or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

“Lease”  means a lease, license, concession agreement or other agreement providing for the use or occupancy of any portion of any Project, including all amendments, supplements, modifications and assignments thereof and all side letters or side agreements relating thereto.

“Lien” means any mortgage, deed of trust, lien, charge, pledge, security interest, security agreement or other encumbrance of any kind.

“Managed REIT” means a REIT managed or advised by the Company or any of its Subsidiaries.

“Management Contract” means a management contract or advisory agreement under which the Company or any of its Subsidiaries provides management and advisory services to a third party, consisting of management of properties or provision of advisory services on property acquisition and dispositions, equity and debt placements and related transactional matters.

“Management Revenues” means, for any period, an amount equal to the aggregate sum of revenues for such period earned by the Company and its Subsidiaries on a pro forma basis from providing management and advisory services under Management Contracts (determined on a consolidated basis in accordance with GAAP), including asset management revenue, performance revenue, structuring revenue, advisor’s participation in cash flow (if any), interest income or any revenue earned as stipulated in a Management Contract and booked for financial reporting purposes, and distributions received for such period related to the ownership of equity in managed funds and Managed REITs but excluding revenue related to reimbursed costs; provided, however, that Management Revenues shall exclude any revenues earned under Management Contracts, or distributions received, by the Company and its Subsidiaries on a pro forma basis from a current Subsidiary that has not been a Subsidiary for the entirety of such period.

“Net Income (Loss)” means the aggregate of net income (or loss) of the Company and its Subsidiaries on a pro forma basis for the applicable period (determined on a consolidated basis in accordance with GAAP).

“Operating Partnership” has the meaning set forth in the definition of “UPREIT Reorganization.”

“Operating Partnership Guarantee” has the meaning set forth in Section 401 of this Fifth Supplemental Indenture.

“Par Call Date” has the meaning set forth in Section 503 of this Fifth Supplemental Indenture.

“Project” means any office, industrial/manufacturing facility, educational facility, retail facility, distribution/warehouse facility, assembly or production facility, hotel, day care center, storage facility, health care/hospital facility, restaurant, radio or TV station, broadcasting/communication facility (including any transmission facility), any combination of any of the foregoing, or any land to be developed into any one or more of the foregoing pursuant to a written agreement with respect to such land for a transaction involving a Lease (or franchise agreement, in the case of a hotel), in each case owned, directly or indirectly, by any of the Company or its Subsidiaries.

“Property EBITDA” means, for any period, an amount equal to Consolidated EBITDA plus corporate level general and administrative expenses less Management Revenues.

“Reference Treasury Dealer” means each of: (i) Wells Fargo Securities, LLC or its successors (or an affiliate that is a Primary Treasury Dealer); (ii) BofA Securities, Inc. or its successors (or an affiliate that is a Primary Treasury Dealer); (iii) J.P. Morgan Securities LLC or its successors (or an affiliate that is a Primary Treasury Dealer); and (iv) two other Primary Treasury Dealers selected by the Company; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to any Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date (or date of deposit with the Trustee in the case of a satisfaction and discharge).

“REIT” means a domestic trust or corporation that qualifies as a real estate investment trust under the provisions of Sections 856 et seq. of the Code.

“Subsidiary” means (1) any Person (as defined in the indenture but excluding an individual), a majority of the outstanding voting stock, partnership interests, membership interests or other equity interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company and/or by one or more other Subsidiaries of the Company, as the case may be, that is consolidated in the financial statements of the Company in accordance with GAAP and (2) any other Persons that are consolidated with the Company for purposes of GAAP; provided, however, that calculations with respect to a current Subsidiary that has not been a Subsidiary for the entire period covered by such calculation applicable to the Notes shall be calculated on a pro forma basis as if such Subsidiary was a Subsidiary as of the first day of such period.  For the purposes of this definition, “voting stock, partnership interests, membership interests or other equity interests” means stock or interests having voting power for the election of directors, trustees or managers (or similar members of the governing body of such Person), as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Total Asset Value” means, as of any date, the sum of, without duplication:

(1)                                 in respect of Projects owned or ground-leased by the Company and its Subsidiaries for at least four fiscal quarters (whether or not the applicable Subsidiary of the Company has been a Subsidiary of the Company for at least four fiscal quarters), the Property EBITDA (excluding any EBITDA attributable to investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities) for such Projects for the previous four consecutive fiscal quarters divided by the Capitalization Rate;

(2)                                 in respect of Projects owned or ground-leased by the Company and its Subsidiaries for less than four fiscal quarters, the cost (original cost plus capital improvements) of such Projects and related intangibles, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP; and

(3)                                 for all other assets of the Company and its Subsidiaries, excluding accounts receivable and intangible assets, the value as determined in accordance with GAAP.

“Total Unencumbered Asset Value” means, as of any date, the sum of, without duplication:

(1)                                 in respect of Projects owned or ground-leased by the Company and its Subsidiaries for at least four fiscal quarters (whether or not the applicable Subsidiary of the Company has been a Subsidiary of the Company for at least four fiscal quarters) and which are not subject to a Lien, the Property EBITDA (excluding any EBITDA attributable to investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities) for such Projects for the previous four consecutive fiscal quarters divided by the Capitalization Rate;

(2)                                 in respect of Projects owned or ground-leased by the Company and its Subsidiaries for less than four fiscal quarters and which are not subject to a Lien, the cost (original cost plus capital improvements) of such Projects and related intangibles, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP; and

(3)                                 for all other assets of the Company and its Subsidiaries not subject to a Lien, excluding accounts receivable and intangible assets, the value as determined in accordance with GAAP;

all determined on a consolidated basis in accordance with GAAP; provided, however, that, all investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Asset Value.

“Treasury Rate” means (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (provided however, that if no maturity is within three months before or after the remaining life of the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date, in each case as calculated on the third Business Day preceding the Redemption Date (or date of deposit with the Trustee in the case of a satisfaction and discharge).

“Trustee” has the meaning set forth in the first paragraph of this Fifth Supplemental Indenture.

“Unsecured Debt” means Debt of the Company or any of its Subsidiaries that is not secured by a Lien on any property or assets of the Company or any of its Subsidiaries.

“UPREIT Reorganization” means a reorganization of the Company and its subsidiaries into an umbrella partnership real estate investment trust, including by converting WPC Holdco LLC, a direct wholly-owned subsidiary of the Company that currently owns all or substantially all of the Company’s assets, into a limited partnership (the “Operating Partnership”), in which the Company owns all or substantially all of the equity interests, inclunding all of the non-economic equity interests of the general partner thereof.

ARTICLE TWO

AMENDMENT TO THE ORIGINAL INDENTURE

Section 201  Amendment to Section 501 Relating to Events of Default.  Section 501(5) of the Original Indenture is amended and restated, with respect to the Notes and Securities of each series issued on or subsequent to the date hereof (together, the “Future Securities”), to read as follows:

(5)                                 a failure by the Company to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) in respect of any Indebtedness (for purposes of this Article Two, as defined in Article One of the Original Indenture) of the Company in excess of $50,000,000 principal amount under any bond, debenture, note or other evidence of Indebtedness, or a default under any such bond, debenture, note or other evidence of Indebtedness by the Company has resulted in the acceleration prior to the stated maturity of the principal amount thereof in excess of $50,000,000, in each case, unless such Indebtedness is discharged, or the acceleration of such Indebtedness is rescinded or annulled, in each case within 30 days after the Company’s failure to pay such Indebtedness or the date of acceleration of the stated maturity of the principal amount of such Indebtedness, as the case may be;

ARTICLE THREE

CERTAIN COVENANTS

In addition to the covenants set forth in Sections 1001 through 1004, inclusive, of the Original Indenture, there are established the following covenants for the benefit of Holders of the Notes and any Future Securities and to which such Notes and Future Securities shall be subject and to which Sections 402(3) and 1005 of the Original Indenture shall apply:

Section 301  Limitation on Incurrence of Debt.  The Company shall not, and shall not permit any of its Subsidiaries to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of all of its and its Subsidiaries’ outstanding Debt (determined on a consolidated basis in accordance with GAAP) is greater than 60% of its and its Subsidiaries’ Total Asset Value.

Section 302  Limitation on the Incurrence of Secured Debt.  In addition to the limitation set forth in Section 301 above, the Company shall not, and shall not permit any of its Subsidiaries to, incur any Debt (including, without limitation, Acquired Debt) secured by any Lien on any of its or any of its Subsidiaries’ property or assets if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the aggregate principal amount of all of its and its Subsidiaries’ outstanding Debt (determined on a consolidated basis in accordance with GAAP) secured by a Lien on any of its or its Subsidiaries’ property or assets is greater than 40% of its and its Subsidiaries’ Total Asset Value.

Section 303  Limitation on the Incurrence of Debt Based on Consolidated EBITDA to Annual Debt Service Charge.  In addition to the limitations set forth in Sections 301 and 302 above, the Company shall not, and shall not permit any of its Subsidiaries to, incur any Debt if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds from such Debt on a pro forma basis, the ratio of Consolidated EBITDA to Annual Debt Service Charge (determined on a consolidated basis in accordance with GAAP) for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such Debt is to be incurred (for which consolidated financial statements have been filed with the Commission on Form 10-K or Form 10-Q, as the case may be, or, if such filing is not permitted under the Exchange Act, with the Trustee) shall have been less than 1.5:1, calculated on the following assumptions:  (1) such Debt and any other Debt (including, without limitation, Acquired Debt) incurred by the Company or any of its Subsidiaries since the first day of such four consecutive fiscal quarterly period had been incurred, and the application of the proceeds from such Debt (including to repay or retire other Debt) had occurred, on the first day of such period; (2) the repayment or retirement of any other Debt of the Company or any of its Subsidiaries since the first day of such four consecutive fiscal quarterly period had occurred on the first day of such period (except that, in making this computation, the amount of Debt under any revolving credit facility, line of credit or similar facility shall be computed based upon the average daily balance of such Debt during such period); and (3) in the case of any acquisition or disposition by the Company or any of its Subsidiaries of any asset or group of assets with a fair market value in excess of $1.0 million since the first day of such four consecutive fiscal quarterly period, whether by merger, stock purchase or sale or asset purchase or sale or otherwise, such acquisition or disposition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

If the Debt giving rise to the need to make the calculation described above or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate, then, for purposes of calculating the Annual Debt Service Charge, the interest rate on such Debt shall be computed on a pro forma basis by applying the average daily rate which would have been in effect during the entire such four consecutive fiscal quarterly period to the greater of the amount of such Debt outstanding at the end of such period or the average amount of such Debt outstanding during such period.

Section 304  Maintenance of Unencumbered Asset Value.  The Company shall not have at any time Total Unencumbered Asset Value of less than 150% of the aggregate principal amount of all of its and its Subsidiaries’ outstanding Unsecured Debt (determined on a consolidated basis in accordance with GAAP).

Section 305  Reports by the Company.  To the extent there exists any Outstanding Securities, if the Company is subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, the Company shall deliver to the Trustee the annual reports, quarterly reports and other documents which it is required to file with the Commission pursuant to Section 13(a) or 15(d) or any successor provision, within 15 days after the date that the Company files the same with the Commission.  If the Company is not subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, and for so long as there exist any Outstanding Securities, the Company shall deliver to the Trustee the quarterly and annual financial statements and accompanying Item 303 of Regulation S-K (“management’s discussion and analysis of financial condition and results of operations”) disclosure that would be required to be contained in annual reports on Form 10-K and quarterly reports on Form 10-Q required to be filed with the Commission if the Company was subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, within 15 days of the filing date that would be applicable to the Company at that time pursuant to applicable Commission rules and regulations.

Reports and other documents filed with the Commission via the EDGAR system shall be deemed to be delivered to the Trustee as of the time of such filing via EDGAR for purposes of this Section 305; provided, however, that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been filed via EDGAR. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants relating to the Securities (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

ARTICLE FOUR

POSSIBLE FUTURE OPERATING PARTNERSHIP GUARANTEE

Section 401  Possible Future Operating Partnership Guarantee. Upon and following consummation of the UPREIT Reorganization, if the Operating Partnership incurs or assumes any recourse Funded Debt, or guarantees or otherwise becomes obligated with respect to any other entity’s Funded Debt, then the Company shall cause the Operating Partnership, within 10 Business Days of such incurrence, assumption, guarantee or other action, to (i) execute and deliver to the Trustee a supplemental indenture, in form reasonably satisfactory to the Trustee, pursuant to which the Operating Partnership shall fully, unconditionally and irrevocably guarantee all of the payment and other obligations under the Notes and any Future Securities in a timely manner on a senior unsecured basis (the “Operating Partnership Guarantee”) and (ii) deliver to the Trustee an Officer’s Certificate and an opinion of counsel to the effect that each of such supplemental indenture and such Operating Partnership Guarantee has been duly authorized, executed and delivered by, and constitutes a valid, legally binding and enforceable obligation of, the Operating Partnership, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws or by general principles of equity. Any such Operating Partnership Guarantee shall provide that holders of the Notes and any Future Securities  shall be entitled to proceed directly against the Operating Partnership without exercising their remedies against any other obligor.

Section 402  Ranking. Any Operating Partnership Guarantee shall rank equally and ratably with all other existing and future unsecured and unsubordinated indebtedness of the Operating Partnership, shall rank senior to any subordinated indebtedness of the Operating Partnership that is not secured, and shall effectively rank junior to (i) any secured indebtedness of the Operating Partnership to the extent of the value of the collateral securing such indebtedness and (ii) to all of the indebtedness and other liabilities, whether secured or unsecured, if any, and any preferred equity of the subsidiaries of the Operating Partnership.

Section 403  Waiver of Reimbursement, Indemnity and Subrogation Rights. If and for so long as the Operating Partnership guarantees the Notes or any Future Securities, it shall agree in the supplemental indenture that it shall waive and shall not in any manner whatsoever claim or take the benefit or advantage of any right of reimbursement, indemnity or subrogation or any other right as a result of any payment by the Operating Partnership under any Operating Partnership Guarantee until the Notes, or such Future Securities, have been paid in full.

Section 404  Release of any Operating Partnership Guarantee. Any Operating Partnership Guarantee shall be automatically released if (i) the Company exercises its option to discharge its obligations with respect to this Fifth Supplemental Indenture or the Notes, as applicable, pursuant to Article Four in the Original Indenture, or (ii) the Operating Partnership is no longer obligated on any other Funded Debt.

Section 405  Supplemental Indenture. The supplemental indenture shall provide that the obligations of the Operating Partnership under any Operating Partnership Guarantee shall be limited as necessary to prevent such Operating Partnership Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

ARTICLE FIVE

FORM AND TERMS OF THE NOTES

This Article Five applies solely to the Notes and shall not affect the rights under the Original Indenture of the Holders of Securities of any other series.

Section 501  Form and Dating.

The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A attached hereto.  The Notes shall be executed on behalf of the Company by two officers of the Company specified in Section 303 of the Original Indenture.  The Notes may have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by or pursuant to Original Indenture or this Fifth Supplemental Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently with the Original Indenture, be determined by the officer of the Company executing the Notes as evidenced by the execution of the Notes.  Each Note shall be dated the date of its authentication.  The Notes and any beneficial interest in the Notes shall be in minimum denominations of $2,000 and integral multiple of $1,000 in excess thereof.

The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Original Indenture as supplemented by this Fifth Supplemental Indenture; and the Company and the Trustee, by their execution and delivery of this Fifth Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby; provided, that, to the extent of any inconsistency between the terms and provisions in the Original Indenture, as supplemented by this Fifth Supplemental Indenture, and those contained in the Notes, the Notes shall govern.

(1)           Global Notes. The Notes designated herein shall be issued initially in the form of one or more fully-registered permanent global Securities (the “Global Notes” and each, a “Global Note”), which shall be held by the Trustee as custodian for The Depository Trust Company, New York, New York (the “Depositary”), and registered in the name of Cede & Co., the Depositary’s nominee, duly executed by the Company and authenticated by the Trustee. The aggregate principal amount of outstanding Notes represented by a Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee as hereinafter provided.

Unless and until the Global Notes are exchanged in whole or in part for the individual Notes represented thereby pursuant to Section 305 of the Original Indenture,

such Global Notes may not be transferred except as a whole by the Depositary to its nominee or by its nominee to the Depositary or another nominee of the Depositary or by the Depositary or any of its nominees to a successor depositary or any nominee of such successor depositary. Upon the occurrence of the events specified in Section 305 of the Original Indenture in relation thereto, the Company shall execute, and the Trustee shall, upon receipt of a request by the Company for authentication, authenticate and deliver, Notes in physical, certificated form registered in such names and in such principal amounts equal to the outstanding aggregate principal amount of the Global Notes in exchange therefor.

(2)           Book-Entry Provisions. This Section 501(2) shall apply only to the Global Notes deposited with or on behalf of the Depositary.

The Company shall execute and the Trustee shall, in accordance with this Section 501(2), authenticate and deliver the Global Notes that shall be registered in the name of the Depositary or the nominee of the Depositary and shall be held by the Trustee as custodian for the Depositary.

Participants of the Depositary shall have no rights either under the Indenture or with respect to any Global Notes. The Depositary or its nominee, as applicable, shall be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of such Global Note for all purposes under the Indenture. Notwithstanding the foregoing, nothing herein shall prevent the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee, as applicable, or impair, as between the Depositary and its participants, the operation of customary practices of such Depositary governing the exercise of the rights of an owner of a beneficial interest in the Global Notes.

(3)           Definitive Notes. Notes issued in physical, certificated form, registered in the name of the beneficial owner thereof, shall be substantially in the form of the Note attached hereto as Exhibit A, but without including the text referred to therein as applying only to Global Notes. Except as provided above in subsection (1), owners of beneficial interests in the Global Notes shall not be entitled to receive physical delivery of certificated Notes.

(4)           Transfer and Exchange of the Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the Original Indenture and the procedures of the Depositary therefor. Beneficial interests in the Global Notes may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Global Notes.

Section 502  Certain Terms of the Notes.

The terms of the Notes are established as set forth in Article Three of the Original Indenture, this Section, in Section 503 and as further established in the form of Note attached hereto as Exhibit A. The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Original Indenture as supplemented by this Fifth

Supplemental Indenture, and the Company and the Trustee, by their execution and delivery of this Fifth Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

(1)           Title.  The Notes shall constitute a series of Securities having the title “3.850% Senior Notes due 2029.”

(2)           Principal Amount.  The Notes shall initially be limited to an aggregate principal amount of THREE HUNDRED AND TWENTY FIVE MILLION DOLLARS ($325,000,000). The Company may, from time to time, without notice to or the consent of any Holders, create and issue additional debt securities having the same terms as the Notes in all respects, except for the issue date, public offering price and, under certain circumstances, the date from which interest begins to accrue and the first payment of interest thereon, provided that (i) such issuance complies with the covenants set forth in the Indenture and (ii) any additional debt securities must be fungible with the previously outstanding Notes for U.S. federal income tax purposes. Additional debt securities issued in this manner shall be consolidated with, and shall form a single series of debt securities under the Indenture with, the Notes. The Notes and any additional debt securities shall rank equally and ratably in right of payment and shall be treated as a single series of debt securities for all purposes under the Indenture.

(3)           Maturity Date. The Notes shall mature on July 15, 2029 (the “Stated Maturity Date”) and shall be paid against presentation and surrender thereof at the Corporate Trust Office of the Trustee, or by electronic means, unless earlier redeemed by the Company at its sole option.

(4)           Interest Rate. Interest on the Notes shall accrue at the rate of 3.850% per year from, and including, June 14, 2019 or the most recent interest payment date to which interest has been paid or provided for, as the case may be, and shall be payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2020 (each, an “Interest Payment Date”).  The interest so payable shall be paid to each Holder in whose name a Note is registered at the close of business on the December 31 or June 30 (whether or not a New York Business Day) immediately preceding the applicable Interest Payment Date. Interest on the Notes shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(5)           Sinking Fund Provisions. The Notes shall not be entitled to the benefits of, or be subject to, any sinking fund.

Section 503  Redemption.

(1)           Optional Redemption. The Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, in each case prior to April 15, 2029 (the “Par Call Date”), for cash, at a Redemption Price equal to the greater of (i) 100% of the aggregate principal amount of the Notes to be redeemed or (ii) an amount equal to the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes to be redeemed that would be due if the Notes matured on the

Par Call Date (exclusive of unpaid interest accrued to, but not including, such Redemption Date), discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, plus, in each case, unpaid interest, if any, on the principal amount of the Notes to be redeemed accrued to, but not including, such Redemption Date.

In addition, at any time on or after the Par Call Date, the Notes shall be redeemable, at the Company’s sole option, in whole at any time or in part from time to time, for cash, at a Redemption Price equal to 100% of the aggregate principal amount of the Notes to be redeemed plus unpaid interest, if any, on the principal amount of the Notes to be redeemed accrued to, but not including, such Redemption Date. Notwithstanding the foregoing, interest shall be payable to Holders of the Notes on the Regular Record Date applicable to an Interest Payment Date falling on or before such Redemption Date.

(2)           Notice of Redemption. The Company (or, at the Company’s request, the Trustee on its behalf) must transmit a notice of redemption to each Holder of Notes to be redeemed at least 30 days but not more than 60 days prior to the Redemption Date. Such notice of redemption shall specify the principal amount of Notes to be redeemed, the CUSIP and International Securities Identification Number (“ISIN”) numbers of the Notes to be redeemed, the Redemption Date, the Redemption Price, the place or places of payment and that payment shall be made upon presentation and surrender of such Notes. Once notice of redemption is delivered to Holders, the Notes called for redemption shall become due and payable on the Redemption Date at the Redemption Price. On or before 10:00 a.m., New York City time, on the Redemption Date, either the Company or the Operating Partnership, if an Operating Partnership Guarantee has been issued, shall deposit with the Trustee or with one or more paying agents an amount of money sufficient to redeem on the Redemption Date all the Notes so called for redemption at the Redemption Price.

Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Notes or any portion of the Notes called for redemption on the Redemption Date.

If less than all of the Notes are to be redeemed, the Trustee, upon prior notice from the Company, shall select the Notes to be redeemed, which, in the case of Notes in book-entry form, shall be in accordance with the procedures of the Depositary.  The Trustee may select Notes and portions of Notes in amounts of $2,000 and integral multiples of $1,000 in excess thereof.

ARTICLE SIX

MISCELLANEOUS

Section 601  Relationship with Indenture.

The terms and provisions contained in the Original Indenture shall constitute, and are hereby expressly made, a part of this Fifth Supplemental Indenture.  However, to the extent any provision of the Original Indenture conflicts with the express provisions of this Fifth Supplemental Indenture, the provisions of this Fifth Supplemental Indenture shall govern and be controlling.

Section 602  Trust Indenture Act Controls.

If any provision of this Fifth Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Fifth Supplemental Indenture by the Trust Indenture Act, the required provision shall control.  If any provision of this Fifth Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Fifth Supplemental Indenture as so modified or excluded, as the case may be.

Section 603  Governing Law.

This Fifth Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles of such State other than New York General Obligations Law Section 5-1401.

Section 604  Multiple Counterparts.

The parties may sign multiple counterparts of this Fifth Supplemental Indenture.  Each signed counterpart shall be deemed an original but all of them together represent one and the same Fifth Supplemental Indenture.

Section 605  Severability.

Each provision of this Fifth Supplemental Indenture shall be considered separable and if for any reason any provision that is not essential to the effectuation of the basic purpose of this Fifth Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

Section 606  Ratification.

The Original Indenture, as supplemented and amended by this Fifth Supplemental Indenture, is in all respects ratified and confirmed.  The Original Indenture and this Fifth Supplemental Indenture shall be read, taken and construed as one and the same instrument.  All provisions included in this Fifth Supplemental Indenture supersede any conflicting provisions included in the Original Indenture unless not permitted by law.  The Trustee accepts the trusts created by the Original Indenture, as supplemented by this Fifth Supplemental Indenture, and agrees to perform the same upon the terms and conditions of the Original Indenture, as supplemented by this Fifth Supplemental Indenture.  The recitals and statement contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Fifth Supplemental Indenture.

Section 607  Headings.

The Section headings in this Fifth Supplemental Indenture are for convenience only and shall not affect the construction thereof.

Section 608  Effectiveness.

The provisions of this Fifth Supplemental Indenture shall become effective as of the date hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed all as of the day and year first above written.

W. P. CAREY INC., as Issuer

By:	/s/ ToniAnn Sanzone
Name: ToniAnn Sanzone
Title: Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Raymond S. Haverstock
Name: Raymond S. Haverstock
Title: Vice President

[Signature Page to Fifth Supplemental Indenture]